Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V. (the “Company’) to be held on Wednesday May 13, 2015 at 9:30 a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires the Board of Directors to prepare an annual report with respect to, among other things, the business of the Company and the conduct of its affairs during the past financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the annual report of the financial year 2014 will be discussed at the annual general meeting of shareholders.

The annual report for the financial year 2014 has been prepared in the English language. Article 2:391(1) of the Dutch Civil Code provides for this possibility if approved by the general meeting of shareholders. On November 10, 2006, the general meeting of shareholders approved having the annual reports of the Board of Directors prepared in the English language for the 2006 financial year and subsequent financial years.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e of the Dutch Civil Code, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed before the proposal to adopt the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and annual report.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company's annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and all of its subsidiaries.

Due to the international nature of the Company’s business, the annual accounts have been prepared in the English language. Article 2:362 of the Dutch Civil Code provides for this possibility if approved by the general meeting of shareholders. On November 10, 2006, the general meeting of shareholders approved having the annual accounts of the Board of Directors prepared in the English language for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2014 profit shall be reserved and that no profits be distributed as dividends to the shareholders. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, although this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and our operating and financial condition, among other factors that our Board of Directors may deem relevant.

The Company is constantly assessing the best use of the Company’s capital, whether it be asset purchases, deleveraging and/or return of capital to the shareholders through share repurchases and/or dividend payments, if any. The Company recently announced a new share repurchase program that will run through December 31, 2015 and will allow total repurchases of up to $250 million in 2015. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company's management and the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2014 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed at the general meeting of shareholders prior to the resolution to release.

Agenda item 7a (voting item):

On February 27, 2015 Mr. Robert H. Benmosche, who served as a non-executive director since May 14, 2014, passed away. The Board of Directors is grateful for his valuable contributions.

It is proposed that, as replacement for Mr. Benmosche, Mr. William N. Dooley be appointed as non-executive director of the Company with immediate effect. His term of appointment will end at the close of our 2019 annual general meeting of shareholders.

Mr. Dooley, as Executive Vice President Investments, has overall responsibility for AIG Asset Management. Mr. Dooley joined AIG in 1978 and served in various senior roles in AIG’s financial management and investment areas, including Vice President and Treasurer of AIG, Senior Vice President and Chief Investment Officer of American International Underwriters, Senior Vice President and Treasurer of AIG Investment Corp. and Vice President of AIU Euro Markets. Prior to joining AIG, Mr. Dooley was employed by European American Bank in New York. He received a Bachelor of Science in Business Administration from Manhattan College and an M.B.A. from Pace University.

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. Dooley.

Agenda item 7b (voting item):

Mr. Pieter Korteweg, our Chairman and non-executive director of the Company, was appointed in 2006 as non-executive director of the Company. In connection with the rotation schedule for the Board of Directors, Mr. Korteweg was subsequently re-appointed in 2008 and 2011 with his current term of appointment to end at the upcoming annual general meeting of shareholders.

In connection with the rotation schedule for the Board of Directors, it is now proposed that Mr. Korteweg be re-appointed as non-executive director with immediate effect. His renewed term of appointment will end at the close of our 2018 annual general meeting of shareholders.

In addition to being our Chairman and non-executive director of the Company, Mr. Korteweg serves as Vice Chairman of Cerberus Global Investment Advisors, LLC, and Director of Cerberus entities in the Netherlands. In addition, he serves as Non-Executive Member of the Board of Showa Jisho Co. Ltd (Tokyo), Member of the Supervisory Board of Bawag PSK Bank (Vienna), Member of the Board of Bawag Holding GmbH (Vienna) and Non- Executive Member of the Board of Haya Real Estate S.L.U. (Madrid). He currently also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served, amongst others, as Member of the Supervisory Board of Mercedes Benz Nederland BV, as Non-Executive Member of the Board of Aozora Bank Ltd. (Tokyo), Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of the Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at the Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in the Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

The Board of Directors believes Mr. Korteweg is an eminent Chairman and non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda item 7c (voting item):

Mr. Salem Rashed Abdulla Ali Al Noaimi was appointed as non-executive director of the Company at our 2011 annual general meeting of shareholders, with his term of appointment to end at the upcoming annual general meeting of shareholders.

In connection with the rotation schedule for the Board of Directors, it is now proposed that Mr. Al Noaimi be re-appointed as non-executive director with immediate effect. His renewed term of appointment will end at the close of our 2017 annual general meeting of shareholders.

In addition to being a non-executive director of the Company, Mr. Al Noaimi serves as Waha Capital’s Chief Executive Officer and Managing Director, responsible for leading the company’s overall strategy across its business lines. Mr. Al Noaimi has served as Waha’s CEO over the past 6 years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Siraj Finance, Anglo Arabian Healthcare and Bahrain’s ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

The Board of Directors believes Mr. Al Noaimi is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda item 7d (voting item):

Mr. Homaid Abdulla Al Shemmari was appointed as non-executive director of the Company at our 2011 annual general meeting of shareholders, with his term of appointment to end at the upcoming annual general meeting of shareholders.

In connection with the rotation schedule for the Board of Directors, it is now proposed that Mr. Al Shemmari be re-appointed as non-executive director with immediate effect. His renewed term of appointment will end at the close of our 2017 annual general meeting of shareholders.

In addition to being a non-executive director of the Company, Mr. Al Shemmari serves as Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He serves as Chairman of Emirates Defense Industries Company (EDIC), Strata Manufacturing, Advanced Military Maintenance Repair and Overhaul Centre (AMMROC) Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI), Emirates Advanced Investments Group and Abu Dhabi Ship Building (ADSB). In addition, he holds board positions with Mubadala Petroleum, Masdar, Piaggio Aero Industries, Abu Dhabi Aviation, Royal Jet and Global Foundries. Before joining Mubadala, Mr. Al Shemmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shemmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

The Board of Directors believes Mr. Al Shemmari is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company's articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Keith A. Helming as the person referred to in article 16, paragraph 8 of the Company's articles of association.

Mr. Helming assumed the position of Chief Financial Officer of the Company in 2006. Prior to joining the Company, he was a long standing executive at GE Capital Corporation, including serving as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS).

Agenda item 9 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders shall in principle be the corporate body authorized to appoint the registered accountant for the audit of the Company's annual accounts.

It is proposed that PricewaterhouseCoopers Accountants N.V. be reappointed as the registered accountant of the Company.

Agenda item 10 (voting item):

Under article 6, paragraph 1 of the Company's articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company's issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2014 annual general meeting of shareholders. In Dutch corporate practice, an annual extension is customary.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to 10% of the issued share capital at the date of the authorization (May 13, 2015), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the last previous closing price of the Company's shares quoted on the New York Stock Exchange on the day that (x) the acquisition of such shares ("Acquisition") is effected or (y) at the discretion of the Board of the Directors, the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition ("Binding Commitments") are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the opening price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange.

Agenda item 10b (voting item):

It is further proposed to authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to an additional 10% of the issued share capital at the date of the authorization (May 13, 2015), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the last previous closing price of the Company's shares quoted on the New York Stock Exchange on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the opening price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange, subject to the condition that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

If approved, the authorizations proposed under agenda items 10a and 10b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, whether at once or in two or more tranches and, if applicable, subject to cancellation of shares in accordance with agenda item 11. The Company may repurchase and acquire such shares at any time during the period of eighteen months, starting from May 13, 2015. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 11.

Agenda item 11 (voting item):

It is proposed by the Board of Directors to reduce the Company's issued share capital through cancellation of its shares to be acquired by the Company during the period of eighteen months, starting from May 13, 2015, pursuant to the authorizations to repurchase shares, as outlined under agenda item 10, or otherwise.

Pursuant to article 7 of the Company's articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The exact number of shares to be cancelled following this resolution will be determined by the Board of Directors. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company's articles of association.

A resolution of the general meeting of shareholders to cancel the ordinary shares described above shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

The Board of Directors
March 31, 2015